QuickLinks -- Click here to rapidly navigate through this document

Filed by CPB Inc.
Pursuant to Rule 425 of the Securities Act
of 1933, as amended, and deemed filed
pursuant to Rule 14d-2 and Rule 14a-12
under the Securities Exchange Act of
1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 0-12396i

The following is an earnings release issued by CPB Inc. on April 17, 2003.

Investor Contact:	Neal Kanda VP & Chief Financial Officer (808) 544-0622 nkanda@cpbi.com	Media Contact:	Ann Takiguchi PR/Communications Officer (808) 544-0685 atakiguchi@cpbi.com

NEWS RELEASE

CPB INC. REPORTS FIRST QUARTER EARNINGS UP 14%

        HONOLULU, April 17, 2003—CPB Inc. (NYSE: CPF), parent company of Central Pacific Bank, today reported strong first quarter earnings fueled by exceptional core deposit growth, enhanced operating efficiencies and excellent asset quality. First quarter net income grew 14% to $8.6 million, or $0.52 per diluted share, from the $7.5 million, or $0.47 per share, posted during the same period last year.

First Quarter Highlights

  •
  Net income increased 14% to $8.6 million from $7.5 million in the first quarter of 2002.

  •
  Diluted earnings per share (EPS) grew 11% to $0.52 compared to $0.47 in the first quarter of 2002.

  •
  Return on average equity (ROE) was 19.18% and return on average assets (ROA) was 1.73%.

  •
  Productivity continued to improve with the efficiency ratio declining to 50.07% from 52.48% in the year ago quarter.

  •
  Asset quality remained strong with non-performing assets totaling $691,000 or 0.03% of total assets.

  •
  Cash dividends increased by 78% to $0.16 per share from $0.09 in the first quarter of 2002.

        "This quarter continues our long track record of delivering steady earnings growth and strong returns," said Clint Arnoldus, Chairman, President and Chief Executive Officer. "CPB's consistently strong performance further supports our proposal to combine CPB Inc. with CB Bancshares, Inc. to form a stronger local bank for Hawaii—better positioned to compete and take market share and better able to serve customers and the local community. Our results show we have the team that can do the job."

First Quarter Results of Operations

        First quarter revenues (net interest income before provision plus other operating income) grew 3% to $26.1 million, compared to $25.2 million in the first quarter of 2002. Net interest income before provision for loan losses was $22.4 million, up 5% from the first quarter of 2002. Net interest margin was 4.98%, a slight decrease from the 5.07% reported a year ago.

        There was no provision for loan losses in the first quarter of 2003, as net recoveries of $912,000 were recorded during the quarter. The provision for loan losses was $300,000 and net charge-offs were $145,000 in the first quarter of 2002. "Management continually evaluates the quality of its loan portfolio and adjusts the provision for loan losses based on its assessment of risk," said Neal Kanda, Vice President and Chief Financial Officer.

        Excluding securities gains and losses, other operating income for the first quarter of 2003 was $3.7 million, a 6% increase over the $3.5 million reported in the first quarter of last year. "We are focusing on increasing our fee income through an expansion of trust, asset management and private banking services, and see strong potential for growth in these high-value services," stated Kanda.

        Salaries and employee benefits totaled $7.1 million, an 8% decrease from the $7.7 million reported in the year ago quarter. Other operating expenses, excluding salaries and benefits, grew to $6.0 million, an increase of 12% over the $5.3 million reported in the first quarter of last year. This increase was primarily due to an increase in advertising and promotional expenses.

        The effective tax rate declined to 34.11% in the first quarter of 2003 from 36.66% in the same period last year as the Company continues to benefit from the state tax credits realized from its investment in high-technology businesses in 2002.

Asset Quality

        Asset quality continued to improve, as total nonperforming assets declined 82% to $691,000 or 0.03% of total assets, compared to $3.9 million or 0.21% of total assets a year ago. Nonaccrual loans totaled $144,000, a decrease of 96% from the $3.4 million reported a year ago. The allowance for loan losses was 1.87% of total loans compared to 1.94% a year ago.

Balance Sheet Analysis

        Total assets grew to $2.03 billion, a 9% increase over the $1.86 billion reported a year ago. Investment securities increased to $528.3 million, up 29% from $409.6 million reported last year. Total loans grew 5% to $1.34 billion, compared to $1.27 billion a year ago.

        Total deposits grew to $1.65 billion, an increase of 12% over the $1.48 billion reported at March 31, 2002. Non-interest bearing deposits increased by 33% to $297.8 million, compared to $223.4 million a year ago.

        Shareholders' equity increased 18% to $178.6 million, or $11.16 book value per share at March 31, 2003, compared to $151.9 million or $9.56 book value per share a year ago.

Outlook

        Mr Arnoldus concluded: "Hawaii's tourism industry is facing a period of uncertainty with regard to the geopolitical situation and the outbreak of the SARS (Severe Acute Respiratory Syndrome) virus in Asia. We anticipate these external factors to restrain near-term economic activity within the state. While we are lowering our guidance on 2003 EPS growth to the six to ten percent range, we believe we are well positioned to take advantage of future opportunities."

Teleconference and Webcast Information

        The Company will review its merger proposal and its first quarter results today at 10:00 a.m. EST (4:00 a.m. Hawaii Standard Time). The audio webcast and any previously undisclosed information to be presented during the conference call will be available through a link on the Investor Relations page of the Company's website at http://investor.cpbi.com.

About CPB Inc./Central Pacific Bank

        CPB Inc. is a Hawaii-based bank holding company whose common stock is traded on The New York Stock Exchange under the symbol "CPF." Central Pacific Bank, its wholly owned subsidiary, is Hawaii's third largest commercial bank with 24 branches statewide, including five supermarket branches and 77 ATMs. For additional information, please visit our web site at http://www.cpbi.com.

        This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between CPB Inc. ("CPB") and CB Bancshares, Inc. ("CBBI"), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPB's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of CPB's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPB and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPB's and CBBI's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's activities.

        Additional factors that could cause CPB's results to differ materially from those described in the forward-looking statements can be found in CPB's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPB or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPB does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements can be made.

        With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003 or 2004. In addition, CPB has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPB has created its own financial model for CBBI based on CBBI's historical performance and CPB's assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

        Subject to future developments, CPB intends to file with the SEC a registration statement to register the CPB shares to be issued in the proposed transaction, including related tender/exchange offer materials, and one or more proxy statements for solicitation of proxies from CPB shareholders, and may file one or more proxy statements for solicitation of proxies from CBBI shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement, related tender/exchange offer materials, and proxy statements (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement, related tender/exchange offer materials, and proxy statements (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov. The registration statement, related tender/exchange offer materials, and proxy statements (when available) and such other documents may also be obtained free of charge from CPB by directing such request to: CPB Inc., 220 South King Street, Honolulu, Hawaii 96813, Attention David Morimoto, (808) 544-0627.

        CPB, its directors and executive officers and certain other persons may be deemed to be "participants" if CPB solicits proxies from CBBI and CPB shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation will be contained in CPB's preliminary proxy statement on Schedule 14A, when filed. Information about the directors and executive officers of CPB and their ownership of and interests in CPB stock is set forth in the proxy statement for CPB's 2003 Annual Meeting of Shareholders.

###

CPB INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(Unaudited)

				Annual Change
(in thousands, except per share data)	March 31, 2003	December 31, 2002	March 31, 2002
				$	%
ASSETS
Cash and due from banks	$53,533	$62,273	$39,317	$14,216	36.2%
Interest-bearing deposits in other banks	23,243	39,358	37,799	(14,556)	-38.5%
Federal funds sold	—	—	12,000	(12,000)	—
Investment securities:
Held to maturity, at cost (fair value of $56,925 at March 31, 2003, $58,491 at December 31, 2002, and $70,239 at March 31, 2002	54,936	56,320	68,954	(14,018)	-20.3%
Available for sale, at fair value	473,364	484,604	340,617	132,747	39.0%
Total investment securities	528,300	540,924	409,571	118,729	29.0%
Loans held for sale	3,626	6,420	2,837	789	27.8%
Loans	1,339,338	1,289,892	1,271,401	67,937	5.3%
Less allowance for loan losses	25,109	24,197	24,719	390	1.6%
Net loans	1,314,229	1,265,695	1,246,682	67,547	5.4%
Premises and equipment	57,240	57,725	59,792	(2,552)	-4.3%
Accrued interest receivable	8,983	9,254	9,088	(105)	-1.2%
Investment in unconsolidated subsidiaries	3,005	3,150	1,258	1,747	N.M.
Due from customers on acceptances	41	34	14	27	N.M.
Other real estate	547	1,903	437	110	25.2%
Other assets	40,695	41,427	42,142	(1,447)	-3.4%
Total assets	$2,033,442	$2,028,163	$1,860,937	$172,505	9.3%
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Noninterest-bearing deposits	$297,791	305,351	$223,423	$74,368	33.3%
Interest-bearing deposits	1,356,595	1,335,750	1,252,679	103,916	8.3%
Total deposits	1,654,386	1,641,101	1,476,102	178,284	12.1%
Short-term borrowings	1,524	29,008	12,069	(10,545)	-87.4%
Long-tem debt	161,790	147,155	171,223	(9,433)	-5.5%
Bank acceptances outstanding	41	34	14	27	N.M.
Minority interest	10,062	10,064	10,064	(2)	0.0%
Other liabilities	27,009	27,358	39,610	(12,601)	-31.8%
Total liabilities	1,854,812	1,854,720	1,709,082	145,730	8.5%
Shareholders' equity:
Preferred stock, no par value, authorized 1,000,000 shares, none issued	—	—	—	—	—
Common stock, no par value; authorized 50,000,000 shares; issued and outstanding 16,008,158 shares at March 31, 2003, 15,973,458 shares at December 31, 2002, and 15,887,524 shares at March 31, 2002	9,037	8,707	7,059	1,978	28.0%
Surplus	45,848	45,848	45,848	—	0.0%
Retained earnings	124,972	118,958	100,158	24,814	24.8%
Deferred stock awards	(93)	(99)	(32)	(61)	—
Accumulated other comprehensive income	(1,134)	29	(1,178)	44	-3.7%
Total shareholders' equity	178,630	173,443	151,855	26,775	17.6%
Total liabilities and shareholders' equity	$2,033,442	$2,028,163	$1,860,937	$172,505	9.3%

CPB INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended March 31,
			Change
(In thousands, except per share data)
	2003	2002	$	%
Interest income:
Interest and fees on loans	$22,464	$23,248	$(784)	-3.4%
Interest and dividends on investment securities:
Taxable interest	4,245	4,900	(655)	-13.4%
Tax-exempt interest	891	716	175	24.4%
Dividends	260	187	73	39.0%
Interest on deposits in other banks	10	160	(150)	-93.8%
Interest on Federal funds sold and securities purchased under agreements to resell	3	46	(43)	-93.5%
Total interest income	27,873	29,257	(1,384)	-4.7%
Interest expense:
Interest on deposits	4,210	6,226	(2,016)	-32.4%
Interest on short-term borrowings	9	67	(58)	-86.6%
Interest on long-term debt	1,248	1,642	(394)	-24.0%
Total interest expense	5,467	7,935	(2,468)	-31.1%
Net interest income	22,406	21,322	1,084	5.1%
Provision for loan losses	—	300	(300)	-100.0%
Net interest income after provision for loan losses	22,406	21,022	1,384	6.6%
Other operating income:
Income from fiduciary activities	446	346	100	28.9%
Service charges on deposit accounts	1,087	1,084	3	0.3%
Other service charges and fees	1,185	1,185	—	0.0%
Equity in earnings of unconsolidated subsidiaries	—	—	—	N.M.
Fees on foreign exchange	148	126	22	17.5%
Investment securities gains (losses)	—	420	(420)	-100.0%
Gain on curtailment of pension obligation	—	—	—	N.M.
Other	799	733	66	9.0%
Total other operating income	3,665	3,894	(229)	-5.9%
Other operating expense:
Salaries and employee benefits	7,076	7,665	(589)	-7.7%
Net occupancy	1,033	986	47	4.8%
Equipment	624	684	(60)	-8.8%
Other	4,322	3,677	645	17.5%
Total other operating expense	13,055	13,012	43	0.3%
Income before income taxes	13,016	11,904	1,112	9.3%
Income taxes	4,440	4,364	76	1.7%
Net income	$8,576	$7,540	1,036	13.7%
Per share data:
Basic earnings per share	0.54	$0.47	$0.07	14.9%
Diluted earnings per share	0.52	0.47	0.05	10.6%
Cash dividends declared	0.16	0.09	0.07	77.8%
Basic weighted average shares outstanding (000's)	15,997	15,876	121	0.8%
Diluted weighted average shares outstanding (000's)	16,408	16,212	196	1.2%

CPB INC. AND SUBSIDIARY
Financial Highlights—March 31, 2003
(Unaudited)

	Three Months Ended March 31
(in thousands, except per share data) SELECTED AVERAGE BALANCES			% Change
	2003	2002
Total assets	$1,983,741	$1,848,454	7.3%
Interest-earning assets	1,838,895	1,711,839	7.4%
Loans, net of unearned interest	1,331,657	1,276,354	4.3%
Other real estate	1,600	513	211.9%
Deposits	1,619,447	1,461,034	10.8%
Interest-bearing liabilities	1,496,475	1,428,534	4.8%
Stockholders' equity	178,869	151,667	17.9%
PERFORMANCE RATIOS
Return on average assets **	1.73%	1.63%
Return on average stockholders' equity **	19.18%	19.89%
Efficiency ratio	50.07%	52.48%
Net interest margin **	4.98%	5.07%
Dividend payout ratio	29.63%	19.15%

	March 31,
NONPERFORMING ASSETS			% Change
	2003	2002
Nonperforming (nonaccrual) loans	$144	$3,440	-95.8%
Other real estate	547	437	25.2%
Total nonperforming assets	691	3,877	-82.2%
Loans delinquent for 90 days or more	724	417	73.6%
Restructured loans (still accruing interest)	—	—	—
Total nonperforming assets, loans delinquent for 90 days or more and restructured loans	$1,415	$4,294	-67.0%

	Three Months Ended March 31,
	2003	2002
Net loan charge-offs to average loans **	-0.27%	0.05%
Loan charge-offs	$315	$199	58.3%
Recoveries	1,227	54	2172.2%
Net loan charge-offs (recoveries)	$(912)	$145	-729.0%

	March 31,
SELECTED FINANCIAL DATA & BALANCE SHEET RATIOS
	2003	2002
Book value per share	$11.16	$9.56
Market value per share	$25.45	$17.18
Total stockholders' equity to assets	8.78%	8.16%
Nonperforming assets to total assets	0.03%	0.21%
Nonperforming assets to total loans & other real estate	0.05%	0.30%
Nonperforming assets and loans delinquent for 90 days or more to total loans & other real estate	0.11%	0.34%
Nonperforming assets, loans delinquent for 90 days or more and restructured loans to total loans & other real estate	0.11%	0.34%
Nonperforming loans to total loans	0.01%	0.27%
Allowance for loan losses to total loans	1.87%	1.94%
Allowance for loan losses to nonperforming loans	17436.81%	718.58%
**
Annualized

QuickLinks

CPB INC. AND SUBSIDIARY Financial Highlights—March 31, 2003 (Unaudited)